UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Rochester Medical Corporation
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
771497 10 1
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	771497 10 1

1	NAMES OF REPORTING PERSONS Anthony J. Conway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,022,604

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,755

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,022,604

WITH:	8	SHARED DISPOSITIVE POWER

		63,755

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,086,359

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%

12	TYPE OF REPORTING PERSON

	IN

Item 1(a). Name of issuer:
Rochester Medical Corporation
Item 1(b). Address of issuer’s principal executive offices:
One Rochester Medical Drive, Stewartville, Minnesota 55976
Item 2(a). Names of person filing:
Anthony J. Conway
Item 2(b). Address of principal business office:
One Rochester Medical Drive, Stewartville, Minnesota 55976
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of class of securities:
Common Stock, without par value
Item 2(e). CUSIP No.:
771497 10 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership.
(a)	Amount beneficially owned:
As of December 31, 2009, Mr. Conway beneficially owned 1,086,359 shares of Rochester Medical Corporation, which amount includes: (i) 1,022,604 shares beneficially owned by Mr. Conway, which includes 224,500 shares issuable upon exercise of currently outstanding options, over which he has sole voting power and sole dispositive power, and (ii) 63,755 shares beneficially owned by Mr. Conway’s spouse, over which he has shared voting power and shared dispositive power.

(b)	Percent of class:
8.8% beneficially owned by Mr. Conway. The calculation of the percentage of Mr. Conway’s beneficial ownership is based on 12,192,867 shares of Rochester Medical Corporation common stock outstanding as of December 11, 2009, as reported by Rochester Medical Corporation in its Schedule 14A, dated December 18, 2009. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of December 31, 2009 are deemed to be outstanding for the purpose of computing the percentage.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
1,022,604
(ii)	Shared power to vote or to direct the vote:

63,755

(iii)	Sole power to dispose or to direct the disposition of:

1,022,604

(iv)	Shared power to dispose or to direct the disposition of:

63,755
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquires the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2010

/s/ Anthony J. Conway

Signature

Anthony J. Conway
Name